FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) I give details of changes in the notional interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR'), who acquired Ordinary Shares and American Depositary Shares (ADSs), at a price of 1268.00 pence per Ordinary Share and $38.74 per ADS, following the re-investment of dividends paid on Ordinary Shares and ADSs held in the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

Director/PDMR	Number of Ordinary Shares acquired under the personal contribution element of the plan	Number of Ordinary Shares acquired under the matching element of the plan (GSK contribution)
Sir Andrew Witty	1,923.720	1,923.720
Mr S Dingemans	734.152	734.152
Mr R G Connor	383.401	383.401
Mr N Hirons	83.072	83.072
Mr S A Hussain	329.008	329.008
Mr D S Redfern	410.867	410.867
Ms C Thomas	281.943	281.943
Mr P C Thomson	138.574	138.574
Dr P J T Vallance	984.208	984.208
Ms E Walmsley	580.548	580.548

Director/PDMR	Number of ADSs acquired under the personal contribution element of the plan	Number of ADSs acquired under the matching element of the plan (GSK contribution)
Dr M M Slaoui	740.389	740.389
Mr D E Troy	313.282	313.282

GlaxoSmithKline plc ('GSK') was advised of these allocations on 19 October 2015.

V A Whyte
Company Secretary

20 October 2015

                                                                                                                                                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 20, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc